UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2019

Commission File Number: 001-38281

ERYTECH Pharma S.A.

(Translation of registrant’s name into English)

60 Avenue Rockefeller

69008 Lyon France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form  20-F    ☐   Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation of Director

ERYTECH Pharma S.A. (the “Company”) has announced that Allene Diaz has resigned from the Company’s Board of Directors, effective September 30, 2019. Ms. Diaz did not express any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Press Release

On September 17, 2019, the Company issued a press release regarding (i) Ms. Diaz’s resignation and (ii) a business update and financial results for the first half of 2019. A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated September 17, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERYTECH Pharma S.A.

Date: September 18, 2019	By:	/s/ Eric Soyer
		Name	Eric Soyer
		Title:	Chief Financial Officer and Chief Operating Officer